UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF
THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-14398

SGL CARBON AKTIENGESELLSCHAFT
(Exact name of registrant as specified in its charter)

Rheingaustrasse 182, D-65203 Wiesbaden, Germany +49-611 6029-0
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ordinary Bearer Shares, No Par Value
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.  Exchange Act Reporting History

A.
SGL Carbon Aktiengesellschaft (“SGL”) first incurred the duty to file reports under section 13(a) and section 15(d) of the Exchange Act of 1934 (the “Exchange Act”) in June 1996, when its Registration Statement on Form F-1 was declared effective by the Securities and Exchange Commission (the “SEC”). This registration related to the offering by SGL’s then principal shareholder, Hoechst AG, of ordinary shares of SGL in the form of American Depositary Shares (“ADSs”). SGL’s ADSs were listed on the New York Stock Exchange on June 5, 1996.

B.
During the 12-month period preceding the filing of this Form 15F, SGL has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding SEC rules, including the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2006 which was filed on June 27, 2007, as amended on June 28, 2007.

Item 2.  Recent United States Market Activity

SGL last sold securities in the United States in a registered offering under the Securities Act of 1933 (other than in offerings to its employees, as that term is defined in Form S-8) in June 1996, as described in Item 1, above.

SGL registered securities on a registration statement on Form S-8 (SEC File No. 333-104610). Prior to filing this Form 15F, SGL filed a post-effective amendment to terminate the registration of unsold securities under this registration statement.

Item 3.  Foreign Listing and Primary Trading Market

A.
SGL maintains a listing of its ordinary shares on the Frankfurt Stock Exchange in Germany, its integrated electronic securities trading system XETRA, and the following other regional German stock exchanges: Hamburg, Stuttgart, Düsseldorf, Munich, Berlin and Bremen.  Germany constitutes the primary trading market for SGL’s ordinary shares.

B.
SGL’s ordinary shares were initially listed on the Frankfurt Stock Exchange in April 1995, and this listing has been maintained continuously since then.  Therefore the company has maintained a listing of the ordinary shares on the Frankfurt Stock Exchange for at least the 12 months preceding the filing of this form.

C.	During the 12-month period beginning June 1, 2007 and ending May 31, 2008, 98.92% of trading in SGL’s ordinary shares occurred in Germany.

Item 4.  Comparative Trading Volume Data

A.	The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) are June 1, 2007 and May 31, 2008, respectively.

B.
During the 12-month period from June 1, 2007 to May 31, 2008, the average daily trading volume (“ADTV”) of SGL’s ordinary shares (including those represented by ADSs) in the United States was 11,264 and on a worldwide basis was 1,045,209.

C.
During the 12-month period from June 1, 2007 to May 31, 2008, the ADTV of SGL’s ordinary shares (including those represented by ADSs) in the United States was 1.08% of the ADTV of SGL’s ordinary shares (including those represented by ADSs) on a worldwide basis.

D.
SGL filed Form 25 to apply for the delisting of its ordinary shares and ADSs from the New York Stock Exchange on June 13, 2007. Pursuant to Rule 12d2-2(d)(1), the application for delisting of the ordinary shares and ADSs took effect on June 23, 2007. For the preceding 12-month period, June 23, 2006 to June 22, 2007, the ADTV of SGL’s ordinary shares (including those represented by ADSs) in the United States was 5.52% of the ADTV of SGL’s ordinary shares (including those represented by ADSs) on a worldwide basis. The delisting of SGL’s ordinary shares and ADSs took effect more than 12 months prior to the date of the filing of this Form 15-F, as required by Rule 12h-6(b)(1).

E.
SGL terminated its ADR facility with effect from June 25, 2007. For the preceding 12-month period, June 26, 2006 to June 25, 2007, the ADTV of SGL’s ordinary shares (including those represented by ADSs) in the United States was 5.54% of the ADTV of SGL’s ordinary shares (including those represented by ADSs) on a worldwide basis. The termination of SGL’s ADR facility took effect more than 12 months prior to the date of the filing of this Form 15-F, as required by Rule 12h-6(b)(2).

F.	SGL used Bloomberg as the source of trading volume of its ordinary shares and ADRs to determine whether it meets the requirements of Rule 12h-6.

Item 5. Alternative Record Holder Information

Not applicable

Item 6. Debt Securities

Not applicable

Item 7 Notice Requirement

A.	SGL published a press release on June 26, 2008 that discloses its intent to terminate its section 13(a) or 15(d) reporting obligations. A copy of the notice is attached hereto as Exhibit 1.

B.	The press release was published on SGL’s website, www.sglcarbon.com, and was distributed in the United States on the PR Newswire service.

Item 8. Prior Form 15 Filers

Not applicable

PART II

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet Web site at www.sglcarbon.com.

PART III

Item 10. Exhibits

The press release that discloses SGL’s intent to terminate its section 13(a) or 15(d) reporting obligations is attached as Exhibit 1.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, SGL Carbon Aktiengesellschaft has duly authorized the undersigned persons to sign on its behalf this certification on Form 15F. In so doing, SGL Carbon Aktiengesellschaft certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

SGL Carbon Aktiengesellschaft

Dated: June 26, 2008	By: /s/ Robert J. Koehler
Name: Robert J. Koehler
Title: Chief Executive Officer

By: /s/ Sten Daugaard
Name: Sten Daugaard
Title: Chief Financial Officer